

kvcf
kaplan voekler cunningham & frank PLC

T. Rhys James
Direct Dial: 804.823.4041
Direct Fax: 804.823.4099

rjames@kv-legal.com

January 14, 2014

VIA FEDEX OVERNIGHT

Stacie D. Gorman
Attorney-Advisor
U.S. Securities and Exchange Commission
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

Received SEC
JAN 15 2014
Washington, DC 20549

Re: Allegiancy, LLC
Amendment No. 6 to Offering Statement on Form 1-A Filed
January 14, 2014
File No. 024-10354

Dear Ms. Gorman:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the United States Securities and Exchange Commission (the "Commission") in response to oral comments received from Ms. Beth Frolichstein of the staff of the Division of Corporation Finance of the Commission (the "Staff") on January 13, 2014. under cover of this letter. Enclosed herewith for filing, please find seven copies of Amendment No. 6 to the Issuer's Offering Statement on Form 1-A ("Amendment No. 6"). For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 6, each marked to show changes against the Issuer's Amendment No. 5 to its Offering Statement on Form 1-A filed on December 19, 2013.

In response to the Staff's oral comments, the Issuer has included its executed transfer agent agreement and an updated consent of its independent auditors as exhibits to Amendment No. 6. In addition, at the Staff's request, I am supplementally enclosing a copy of the Issuer's response letter dated December 11, 2013 with this letter as Attachment A.

Thank you for your continued cooperation and attention to this matter. To the extent you have any questions or need further information, please do not hesitate to call me.

Very truly yours,

T. Rhys James

{00543390.1}

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Enclosures

cc: Stevens M. Sadler (via electronic mail)
             Robert R. Kaplan, Jr., Esq. (via electronic mail)
             Christopher J. Lange, Esq. (via electronic mail)

<u>Attachment A – December 11, 2013 Letter</u>

[See Attached]